Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company’s principal affiliates as of December 31, 2023 are listed below. All other affiliates, if considered in the aggregate as a single affiliate, would not constitute a significant subsidiary.

	Percentage of voting securities directly or indirectly owned by registrant	State or Country of incorporation or organization
Core Composites Corporation	100	Delaware
Horizon Plastics International Inc.	100	Canada